Philips has received statement of objections from the European Commission related to an alleged violation of competition rules in the CRT industry

November 26, 2009

Amsterdam, The Netherlands – As previously disclosed, Royal Philips Electronics (AEX: PHI, NYSE: PHG) has been involved in investigations for alleged violation of competition rules in the Cathode-Ray Tubes, or CRT, industry. Philips today announced it has received a statement of objections from the European Commission on this matter.

Philips will study the statement of objections in detail and will prepare its response.

Philips’ policy is to conduct business in full compliance with all applicable competition laws. Philips takes the investigations into possible violations of these laws very seriously. The company intends to continue assisting the regulatory authorities in these investigations. Philips is not in a position to predict or comment on their outcome.

Information on this and other pending legal proceedings can be found in the contingent liabilities section of the latest annual report, issued February 23, 2009, updated as applicable in the semi-annual report issued on July 13, 2009.

For more information, please contact:
Joon Knapen
Philips Corporate Communications
Tel: +31 20 59 77477
Email: joon.knapen@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified Health and Well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs more than 118,000 employees in more than 60 countries worldwide. With sales of EUR 26 billion in 2008, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.